Of counsel PEARLMAN & PEARLMAN LLC CHARLES B. PEARLMAN BRIAN A. PEARLMAN

May 20, 2011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Lauren Nguyen

Re:

H&H Imports, Inc.

Amendment No. 1 to Preliminary Information Statement
on Schedule 14C filed March 2, 2011

File No. 000-53539

Dear Sirs:

On behalf of H&H Imports, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated March 8, 2011.  Each of our responses has been numbered to be consistent with the Comments on the Comment Letter.  In addition, references to the location of the revisions within the Information Statement have been included where appropriate.

Preliminary Information Statement on Schedule 14C

Comment 1.

Please revise to state that in connection with any future issuance there will not be any additional shareholder approval required with respect to the additional shares.

Response:

The disclosure under “Amendment to the Articles of Incorporation Increase in Authorized Shares of Common Stock” has been revised to state that in connection with any future issuance, there will not be any additional shareholder approval required with respect to the additional shares.

United States Securities and Exchange Commission

May 23, 2011

Comment 2.

We note your disclosure that you currently have no “formal agreement” to issue any additional shares in excess of the currently authorized common stock.  Please revise to disclose whether you have any current plans, proposals or arrangements with respect to any future issuance.  Refer to Note A of Scheduled 14A.

Response:

The information statement has been revised to address non binding proposals to issue additional shares of common stock in excess of the currently outstanding.  The Company notes the Staff’s reference to Note A.  As there are no definitive agreements that would result in an issuance of common stock in excess of the current outstanding, the Company has provided limited disclosure on potential transactions and the dilutive effect any such transaction would have on the Company’s current shareholders.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

H&H Imports, Inc.

14044 Icot Boulevard

Clearwater, Florida  33760

May 20, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

Attn:  Lauren Nguyen

Re:

H&H Imports, Inc.

Amendment No. 1 to Preliminary Information Statement
on Schedule 14C filed March 2, 2011

File No. 000-53539

Dear Sirs:

In connection with the Information Statement on Schedule 14C filed by H&H Imports, Inc. (the “Company”), the Company acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Steve Rogai
President